Supplement dated March 20, 2003

(To Prospectus dated November 8, 2002, as supplemented by the Prospectus Supplement thereto dated March 12, 2003)




                                   1,650,800
                     CORPORATE BACKED TRUST CERTIFICATES,
                              Boeing Note-Backed
                           Series 2003-7, Class A-1

     Following the date of the Prospectus Supplement, the rating of the Underlying Securities was placed on CreditWatch with negative implications by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P"). As a consequence, the expected rating by S&P of the Class A-1 Certificates upon issuance is "A+/CreditWatch Negative." CreditWatch Negative means that a rating may be lowered by S&P.

     This supplement should be read only in conjunction with the prospectus supplement and the prospectus. Capitalized terms used herein and not defined have the meaning assigned to them in the prospectus supplement.